Mail Stop 4561

September 9, 2009

Mr. Gerald P. Quindlen
Chief Executive Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, CA 94555

> **Re:** **Logitech International S.A.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed June 1, 2009**
> **File No. 000-29174**

Dear Mr. Quindlen:

We have reviewed your response letter dated August 21, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 27, 2009.

Form 10-K for the fiscal year ended March 31, 2009

General

1. We note your response to comment 1. Please tell us the types of software and services that were downloaded and/or used by persons in Iran, Sudan and Syria; the period of time over which such activity occurred; whether, to your knowledge, the persons in those countries who downloaded or used your software and/or services were private individuals, or persons or representatives of entities controlled by or otherwise affiliated with the governments of those countries; and the revenue you realized as a result of such activity.

2. In your response to comment 1, you refer to the online product registration or account creation process for some of your hardware products. Clarify for us whether some of your hardware products also were supplied to persons in Iran, Sudan and Syria. If your hardware products also were supplied, provide the same information regarding the use of your hardware products by such persons as is

requested by the foregoing comment regarding download and/or use of your software and services.

3.   Please also discuss the materiality to you and to your shareholders of the activity you discuss in response to the foregoing comments. Address materiality in terms of both quantitative factors, such as the approximate dollar amounts of any associated revenue, assets and liabilities, and qualitative factors that a reasonable investor would deem important in making an investment decision, such as the potential impact of corporate activities upon a company's reputation and share value. In this regard, and as you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism.

4.   We note your representation that you do not believe your voluntary self-disclosures to Treasury's Office of Foreign Assets Control and Commerce's Bureau of Industry and Security will result in a material impact to you or to your security holders. Please keep us apprised of any material developments in, or that result from, your dealings with either or both of those offices.

Item 1. Business

Backlog, page 14

5.   We note your response to comment 2 that you do not believe that backlog order disclosure is material to an understanding of your business as a whole. It appears that your response may be useful to investors in understanding the relationship between backlog orders and net sales and should be included in future filings. Please confirm that in your future filings you will include information corresponding to what you provide in the response letter.

Exhibits

6.   In response to comment 8, we note that you filed a schedule identifying the title and base salary listed in the employment agreements of each named executive officer in the Form 10-Q for the quarter ended June 30, 2009, but did not include the information in Exhibit A to the form employment agreement regarding the "Duties and Authority" of each officer. Please provide your analysis as to how you determined that the "Duties and Authority" section of Exhibit A to each employment agreement is substantially identical in all material respects. See Instruction 2 to Item 601 of Regulation S-K.

* * * * * * *

Gerald P. Quindlen
Logitech International S.A.
September 9, 2009
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please address questions regarding these comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief